Transamerica Asset Management, Inc. 1801 California St, Suite 5200 Denver, CO 80202

October 29, 2021

VIA EDGAR CORRESPONDENCE

Mr. Daniel Greenspan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Trust” or “Registrant”)

Form N-14 / File No. 333-259769

Dear Mr. Greenspan:

On behalf of the Registrant, we are filing this letter to respond in writing to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on the Registration Statement on Form N-14 (the “Registration Statement”) filed pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”), with the Commission on September 24, 2021 (Accession Number: 0001193125-21-282090), relating to the proposed reorganization (the “Reorganization”) of Transamerica Global Equity (“Target Fund”) into Transamerica International Equity (“Destination Fund”). The Target Fund and Destination Fund, both series of the Trust, are sometimes referred to herein as a “Fund.”

Below are the Staff’s comments, which were conveyed to the Registrant on October 19, 2021 and October 20, 2021, and the Registrant’s responses thereto.

1.	Comment: Please supplementally confirm that the Funds’ Fees and Expenses are current fees per Item 3a of Form N-1A.

Response: The Registrant so confirms.

2.	Comment: The Staff notes that a contractual fee waiver can only be reflected in the fee table if the duration of the waiver is at least one year from the effective date of the Registration Statement.

Response: The Registrant has made changes to reflect the extension of the Destination Fund’s contractual expense limitation arrangement through March 1, 2023.

3.

Comment: In the “Other Important Information Concerning the Reorganization – Portfolio Securities” section, please specify the estimated percentage of Target Fund securities that are expected to be disposed of in connection with the portfolio repositioning.

Response: The Registrant has made changes consistent with the Staff’s comment.

4.

Comment: In the “Comparison of Transamerica Global Equity and Transamerica International Equity—Comparison of Principal Risks of Investing in the Funds” section, please clarify any meaningful differences between similar principal risks in the following sentence:

“The Funds are subject to certain similar principal risks.”

Response: The Registrant has made certain clarifying changes to the noted disclosure in response to the Staff’s comment.

5.

Comment: In the “Reasons for the Proposed Reorganization – Fees and Expenses” section, please provide additional information regarding: (i) the reduction of the Destination Fund’s management fee schedule and the adoption of an additional breakpoint; and (ii) the information regarding the contractual undertaking by Transamerica Asset Management, Inc. to waive fees and/or reimburse expenses on behalf of each Fund to the extent that the total operating expenses of the Destination Fund and the Target Fund exceed certain operating levels.

Response: The Registrant has included additional information on the two noted considerations in response to the Staff’s comment.

Please direct any comments or questions concerning this filing to the undersigned at 727-299-1821.

Very truly yours,

/s/ Dennis P. Gallagher
Dennis P. Gallagher
Chief Legal Officer and Secretary
Transamerica Funds